Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: APRIL 2003

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit	Description of Exhibit
1	Petro-Canada Declares Quarterly Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 29, 2003

PETRO-CANADA

/s/ Hugh L. Hooker

Name:

Hugh L. Hooker

Title:

Associate General Counsel

and Assistant Secretary

For Immediate Release

Tuesday, April 29, 2003

Petro-Canada Declares Quarterly Dividend

Calgary – The Board of Directors of Petro-Canada at a meeting held on the 29th day of April, 2003, declared a quarterly dividend of $0.10 per share on the outstanding common shares of the Corporation, payable on the 1st day of July, 2003 to shareholders of record at the close of business on the 3rd day of June, 2003.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA, and on the New York Stock Exchange under the symbol PCZ.

For further information,	Investor and analyst enquiries:	Media and general enquiries:
please contact:	Gordon Ritchie	Rob Andras
	Investor Relations	Corporate Communications
	(403) 296-7691	(403) 296-8586

Internet site: www.petro-canada.ca
E-mail: investor@petro-canada.ca
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